February 14, 2008

Mail Stop 3561

Jeffrey W. Kip
Senior Vice President and Chief Financial Officer
Panera Bread Company
6710 Clayton Road
Richmond Heights, MO 63117

RE: Panera Bread Company
File No. 000-19253
Form 10-K: For the Fiscal Year Ended December 26, 2006

Dear Mr. Kip:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Michael Fay
Branch Chief